EXHIBIT 1



1111 W. Jefferson Street            George J. Harad
P.O. Box 50                         Chairman
Boise, Idaho 83728-0001             Chief Executive Officer
208/384-7557
Fax: 208/384-4912


March 2, 2000



James G. Connelly III, Chairman
Special Committee of the Board of Directors
Boise Cascade Office Products Corporation
800 West Bryn Mawr Avenue
Itasca, IL 60143


Dear Jim:

On November 30, 1999, I wrote to you outlining our interest in pursuing the acquisition of all of the outstanding shares of Boise Cascade Office Products Corporation ("BCOP") not owned by Boise Cascade Corporation ("Boise Cascade") at a price of $13.25 per share. The Special Committee subsequently rejected that offer. Since that time you have communicated to me on various occasions the thoughts of the Special Committee concerning an appropriate price to be paid for the publicly held stock. Representatives of Boise Cascade have also met with attorneys and a financial advisor to plaintiffs in the class action lawsuits filed in connection with our proposal.

Having carefully considered the position of the Special Committee and in light of other discussions to date, I am pleased to communicate to you that Boise Cascade would be prepared to pay $16.50 per share for all of the outstanding shares of BCOP not owned by Boise Cascade. This represents a significant increase over our previously suggested price of $13.25 per share and a 55% premium to the market price of BCOP stock on November 29, 1999.

I want to emphasize that we are not prepared to pay more than $16.50 per share. We believe very strongly that this price is more than fair to the BCOP stockholders and that paying a price above that amount would not be in the best interest of Boise Cascade stockholders.

Our willingness to offer $16.50 is contingent on obtaining the support of the Special Committee and the full BCOP Board of Directors, and receiving the formal approval of our Board of Directors. Additionally, it would be conditioned upon Boise Cascade's ability to acquire a majority of the minority shares outstanding and satisfaction of other conditions customary in these types of transactions.

We believe that this matter should be resolved one way or the other as soon as possible, and would like to have the response of the Special Committee by the close of business on March 6.

My staff and I will be available over the weekend to respond to any questions you might have.

Yours very truly,


/s/ George J. Harad
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George J. Harad